UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Amendment No. 1 on Form 6-K/A amends the report on Form 6-K (the “Original Form 6-K”) originally furnished by Rezolve AI plc (the "Company") on October 7, 2026. The Original Form 6-K furnished a transcript as Exhibit 99.1 that contained an inadvertent inaccurate statement. This Form 6-K/A is being furnished solely to correct that error in Exhibit 99.1. A corrected version of Exhibit 99.1 is furnished herewith and replaces in its entirety the version previously furnished as Exhibit 99.1 to the Original Form 6-K. Except as expressly set forth herein, the Original Form 6-K remains unchanged.

Exhibit No.	Description
99.1	Investor Day Transcript

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 8, 2026

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman